Fantize LLC
Statement of Changes in Members' Equity
From August 24, 2023 (Inception) to December 31, 2023
(Unaudited)

| | Common Units | | Members' | Accumulated | Total Members' |
	Units	Amount	Contributions	Deficit	Equity
Balance, August 24, 2023 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of Common Units	14,250,000	-	-	-	-
Net loss	-	-	-	(1,110,000)	(1,110,000)
Balance, December 31, 2023	14,250,000	$ -	$ -	$ (1,110,000)	$ (1,110,000)